As filed with the Securities and Exchange Commission on June 27, 2000

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

Commission File No: 1-6695

JO-ANN STORES, INC.
SAVINGS PLAN 401(K)
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, OH 44236
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Page 1 of 3

REQUIRED INFORMATION

Jo-Ann Stores, Inc. Savings Plan 401(k) (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1999 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Jo-Ann Stores, Inc. Savings Plan 401(k) Advisory Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Jo-Ann Stores, Inc.
Savings Plan 401(k)

By: Jo-Ann Stores, Inc. Savings Plan 401(k) Advisory Committee

/s/ Rosalind Thompson
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Rosalind Thompson   June 27, 2000
Committee Chairperson

JO-ANN STORES, INC.
SAVINGS PLAN 401(K)

EXHIBIT INDEX

Official Exhibit No.	Description
23	Consent of Independent Public Accountants
99	Jo-Ann Stores, Inc. Savings Plan 401(k) Financial Statements As of December 31, 1999 and 1998 Together With Report of Independent Public Accountants